Jacada Reports 2015 Financial Results

Revenue Increases to $17.3 Million; 83% Growth in Software Revenue to $4.5 Million

ATLANTA, GA and HERZLIYA, ISRAEL -- (Marketwired - March 16, 2016) - Jacada Ltd., (OTCQB: JCDAF) a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today reported financial results for the year ended December 31, 2015.

Financial Highlights

--  6% revenue growth to $17.3 million in 2015 from $16.4 million in 2014
--  Growth of 83% in Software Revenue to $4.5 million in 2015 from $2.4 million in 2014
--  Reduced operating loss to $1.1 million in 2015 from $1.6 million in 2014
--  Cash and marketable securities over $7.0 million as of December 31, 2015

2015 and Recent Business Highlights

--  Increased the total value of Visual IVR contracts obtained in 2015 by five times the amount obtained in 2014. New contracts were entered into with customers such as a leading credit card company, a US state welfare system, an international postal company, and a leading US health insurance provider, as well as the extension of a contract with a
    Fortune 50 software manufacturer, among others.
--  Continued to onboard customers to our cloud version of Jacada Visual IVR to empower the omnichannel experience for consumers across the globe.
    These, combined with other on-premise subscription-based customers, allowed us to secure contracts with over $1 million in annual subscription revenue. Investments in the continued advancement of these products has resulted in the development of a first-of-its-kind customer engagement hub (web based Interaction Designer).
--  Four-fold growth in contracted revenues through partnerships with call center host providers, large system integrators and technology partners.
    Such partnerships included one of the largest BPO's in India, to which we sold Jacada's Workspace, Automation and Integration, and Agent
    Scripting products. As part of the digital transformation initiative, we partnered with Cisco as a go-to-market partner for mobile customer service engagement and Visual IVR.

"We have seen our 2014 investments in new technologies, new partnerships, and new business models produce results in 2015. We have contracted with numerous customers around the globe for Visual IVR, evidencing the demand for our new technologies and cloud-based products. Contracted subscription revenue increased four-fold over 2014, and our partnerships contributed significantly to 2015 with four-fold growth in contracted revenue," commented Caroline Cronin, Chief Financial Officer of Jacada. "These investments contributed to total revenue growth to $17.3 million and improved operating results to a loss of $1.1 million compared to a loss of $1.6 million in 2014."

"Our 2015 year was marked by requests for deeper Jacada engagement by several of the largest and most recognized software, telecom, and insurance entities," said Guy Yair, Co-Chief Executive Officer of Jacada. "Jacada's technological advances and innovations have allowed us to obtain a solid footing as a leader in Visual IVR solutions, while our core technologies have seen new opportunities for growth over the past year with both new and existing clients."

Financial Results

Total revenues were $17.3 million in 2015 compared to $16.4 million in 2014. Software revenues grew to $4.5 million for 2015 from $2.4 million for 2014. Services revenues were $8.4 million in 2015 and $9.7 million in 2014. Maintenance revenues were $4.4 million and $4.2 million in 2015 and 2014, respectively.

Gross margins were 60% in both 2015 and 2014. Operating expenses were also consistent at $11.5 million for both 2015 and 2014. Financial expense, net, was $38,000 in 2015, while financial income, net, was $1.9 million in 2014, the result of the sale of a portion of the company's marketable securities. During 2015, the company had an income tax expense of $84,000, while in 2014, the company had income tax expense of $1.0 million.

The net loss for 2015 was $1.2 million, or $(0.30) per share, compared to a net loss of $668,000, or ($0.16) per share, in 2014.

About Jacada

Jacada provides solutions that simplify and improve the effectiveness of customer interactions. Jacada's mobile, customer, agent desktop, and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction, and provide a complete return on investment within the first year after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.jacada.com.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

                                          JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
----------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                        Year ended
                                                      December 31,
                                              ------------------------------
                                                  2015            2014
                                              --------------  --------------
Revenues:
  Software licenses                           $       4,459   $       2,437
  Services                                            8,443           9,687
  Maintenance                                         4,421           4,249
                                              --------------  --------------

Total revenues                                       17,323          16,373
                                              --------------  --------------

Cost of revenues:
  Software licenses                                      97             175
  Services                                            6,408           5,813
  Maintenance                                           479             496
                                              --------------  --------------

Total cost of revenues                                6,984           6,484
                                              --------------  --------------

Gross profit                                         10,339           9,889
                                              --------------  --------------

Operating expenses:
  Research and development                            3,177           3,481
  Sales and marketing                                 5,223           5,052
  General and administrative                          3,058           2,998
                                              --------------  --------------

Total operating expenses                             11,458          11,531
                                              --------------  --------------

Operating loss                                       (1,119)         (1,642)
Financial income (expense), net                         (38)          1,941
                                              --------------  --------------

Income (loss) before taxes                           (1,157)            299
Income tax expense                                      (84)           (967)
                                              --------------  --------------

Net loss                                      $      (1,241)  $        (668)
                                              ==============  ==============

Basic net loss per share                      $       (0.30)  $       (0.16)
                                              ==============  ==============

Diluted net earnings loss per share           $       (0.30)  $       (0.16)
                                              ==============  ==============
Weighted average number of shares used in
 computing basic net loss per share               4,185,285       4,159,576
                                              ==============  ==============
Weighted average number of shares used in
 computing diluted net loss per share             4,185,285       4,159,576
                                              ==============  ==============

                                          JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------
U.S. dollars in thousands

                                              December 31,    December 31,
                                                  2015            2014
                                             --------------- ---------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                  $        3,438  $        3,048
  Marketable securities                               1,898           3,349
  Trade receivables                                   2,207           3,076
  Restricted cash                                       585             787
  Other current assets                                  773             665
                                             --------------- ---------------
Total current assets                                  8,901          10,925
                                             --------------- ---------------

LONG-TERM INVESTMENTS:
  Marketable securities                               1,161           1,185
  Severance pay fund                                    148             136
  Deferred taxes                                         72             442
  Other assets                                          120              38
                                             --------------- ---------------
Total long-term investments                           1,501           1,801
                                             --------------- ---------------

PROPERTY AND EQUIPMENT, NET                             388             397
                                             --------------- ---------------

Total assets                                 $       10,790  $       13,123
                                             =============== ===============

    LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
  Trade payables                             $        1,074  $        1,190
  Accrued expenses and other liabilities              1,836           2,152
  Deferred revenues                                   1,485           2,156
                                             --------------- ---------------
Total current liabilities                             4,395           5,498
                                             --------------- ---------------

LONG-TERM LIABILITIES:
  Deferred revenues                                     202             369
  Accrued severance pay                                 418             376
  Other liabilities                                      47              87
                                             --------------- ---------------
Total long-term liabilities                             667             832
                                             --------------- ---------------

SHAREHOLDERS' EQUITY:
  Share capital                                          61              60
  Additional paid-in capital                         76,202          76,022
  Treasury shares                                   (17,863)        (17,863)
  Accumulated other comprehensive income                715             720
  Accumulated deficit                               (53,387)        (52,146)
                                             --------------- ---------------
Total shareholders' equity                            5,728           6,793
                                             --------------- ---------------

Total liabilities and shareholders' equity   $       10,790  $       13,123
                                             =============== ===============

                                          JACADA LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------
U.S. dollars in thousands

                                                       Year ended
                                                      December 31,
                                             -------------------------------
                                                  2015            2014
                                             --------------- ---------------
Cash flows from operating activities:

Net loss                                     $       (1,241) $         (668)
                                             --------------- ---------------

Adjustments required to reconcile net loss
 to net cash used in operating activities:
  Depreciation and amortization                         151             190
  Stock-based compensation                              144              66
  Gain on sale of marketable securities                  (1)         (1,862)
  Increase in accrued severance pay, net                 30              23
  Decrease in deferred taxes, net                       376             230
  Decrease (increase) in trade receivables,
   net                                                  805            (443)
  Decrease (increase) in other current
   assets                                              (183)            158
  Decrease in trade payables                           (110)             (9)
  Increase (decrease) in accrued expenses
   and other liabilities                               (173)            352
  Increase (decrease) in deferred revenues             (853)             34
  Decrease in other long-term liabilities               (40)            (41)
  Other                                                   -               2
                                             --------------- ---------------
Net cash used in operating activities                (1,095)         (1,968)
                                             --------------- ---------------

Cash flows from investing activities:

  Proceeds from sale of available-for-sale
   marketable securities                              3,350           7,879
  Investment in marketable securities                (1,899)         (6,048)
  Decrease (increase) in restricted cash                202            (190)
  Purchase of property and equipment                   (142)           (150)
                                             --------------- ---------------
Net cash provided by investing activities             1,511           1,491
                                             --------------- ---------------

Cash flows from financing activities:

Proceeds from exercise of stock options                  37               -
                                             --------------- ---------------
Net cash provided by financing activities                37               -
                                             --------------- ---------------

Effect of exchange rate changes on cash                 (63)           (107)
                                             --------------- ---------------

Increase (decrease) in cash and cash
 equivalents                                            390            (584)
Cash and cash equivalents at the beginning
 of the period                                        3,048           3,632
                                             --------------- ---------------

Cash and cash equivalents at the end of the
 period                                      $        3,438  $        3,048
                                             =============== ===============

Contacts:

A. Lee Judge
Senior Digital Marketing Manager
Jacada, Inc.
 770-776-2326
ljudge@jacada.com

Caroline Cronin
Chief Financial Officer
Jacada
(770) 776-2204
ccronin@jacada.com